

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Mitchell Cariaga
Director
Oak Woods Acquisition Corp.
101 Roswell Drive
Nepean, ON
K2J 0H5, Canada

> **Re: Oak Woods Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 1, 2022**
> **CIK No. 0001945422**

Dear Mitchell Cariaga:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted November 1, 2022

Summary
Our Sponsor and Management, page 2

1. Your disclosure on page 3 that your "Board members will be considering a business combination target which could have operations anywhere in the world, excluding China" appears to be inconsistent with your disclosure on the cover page and throughout that your "initial business combination target company may include a company located in the People's Republic of China, or PRC." Please revise for clarity and consistency.

Transfers of Cash to and from our Potential VIE (Post Business Combination), page 13

2.   We note that your statement here, "[i]f we enter into a business combination with a target business operating in China under a VIE structure, we do intend to distribute earnings or settle amounts owed under such VIE agreements to the PRC Target Company's subsidiaries" is inconsistent with your statement on page 82 where you stated that you "do not intend to distribute earnings or settle amounts owed under such VIE agreements to the PRC Target Company's subsidiaries." Please reconcile this discrepancy.

The Offering

Private placement units and underlying securities, page 24

3.   Please revise your disclosure to clarify whether the holders of the placement units and the underlying securities will be entitled to registration rights.

Risk Factors

If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors..., page 48

4.   We note that your sponsor, officers, directors and affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

We may issue our public shares to investors in connection with our initial business combination..., page 95

5.   We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor's completion of the business combination or providing sufficient liquidity.

Enforceability of Civil Liabilities, page 104

6.   Please expand your disclosure in this section to identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time

constraints. Also, please disclose these risks in a separate risk factor from the risk factor "Because we are incorporated under the laws of the Cayman Islands..." on page 101.

Use of Proceeds, page 106

7.   Regarding your statement that you "will not be permitted to withdraw any of the principal or interest held in the trust account except for the withdrawal of interest to pay taxes, if any, and up to $50,000 of interest to pay liquidation expenses and which interest shall be net of taxes payable," please disclose whether there are any taxes that will not be paid from the principal or interest held in the trust account. Specifically, please disclose whether the principal or interest held in the trust account will be used to pay for the potential excise tax imposed by the Inflation Reduction Act.

Dilution, page 111

8.   Please revise your dilution disclosure to correct inconsistencies between the narrative description and the table, as well as calculations within the tables on pages 111 and 112.

Comparison of redemption or purchase prices in connection with our initial business combination . . ., page 137

9.   Regarding the impact to remaining shareholders, please disclose any expenses, in addition to the taxes payable, that remaining shareholders will bear.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 138

10.   We note your statement that the warrants cannot be exercised until the later of the completion of a business combination and 12 months from the closing of this offering. However, this statement seems to conflict with your previous statements on page 20 and elsewhere where you state that the warrants will become exercisable on the later of: (i) 12 months from the closing of this offering; (ii) 30 days after the completion of our initial business combination.   Please advise or reconcile the discrepancy.

Principal Shareholders, page 155

11.   We note that footnote 2 excludes private units and footnote 4 includes private units.   However, we note that the number of ordinary shares owned by the sponsor, directors, and officers did not increase in footnote 4 when compared to footnote 2. Please advise or revise.

Index to financial statements
Statement of changes in shareholder's deficit, page F-5

12.   Please revise total shareholder's deficit to agree to the corresponding amount on the balance sheet.

General

13.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

   You may contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Jeffrey Gabor at 202-551-2544 with any other questions.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction

cc: Warren A. Raiti, Esq.